UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49279

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DMK Advisor Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7114 West Jefferson Ave #305
(No. and Street)

Lakewood	CO	80235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Galligan (303) 984-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Boulevard Ste 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DMK Advisor Group, Inc., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

C.E.O

Title

Notary Public

RYAN HAFNER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20184002211
MY COMMISSION EXPIRES 01/12/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
DMK Advisor Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DMK Advisor Group, Inc. (the "Company") as of March 31, 2021, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as DMK Advisor Group, Inc.'s auditor since 1996.

Denver, Colorado
June 25, 2021

DMK ADVISOR GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS

Cash and cash equivalents (Note 1)	$	480,463
Rent deposit		1,780
Deposit with clearing broker		50,000
Due from clearing broker		42,277
Commission receivable non broker		180,847
Capitalized Operating Leases		40,712
Total assets	**$**	**796,079**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	407,000
Accounts payable and accrued expenses		40,033
Capital Lease Liability		40,712
Total liabilities		487,745
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, par value $.001 per share; 800,000 shares authorized; 800,000 shares issued and outstanding		800
Additional paid-in capital		194,457
Retained Earnings		113,077
Total shareholder's equity		308,334
Total liabilities and shareholder's equity	**$**	**796,079**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Stephen A. Kohn & Associates, Ltd., (the "Company") was incorporated in Colorado on April 23, 1996. On December 31, 2019 the firm was sold and subsequently changed its name to DMK Advisor Group, Inc. DMK operates as a securities broker-dealer dealing mainly in mutual funds, advisory fees and insurance related products. In addition, the Company may purchase and sell common stock on behalf of its customers and receives fees for participating in private placements.

Clearing Agreement

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Revenue Recognition

The Company records security transactions on a trade date basis. Commission revenue and related expenses have been recorded on a trade date basis. Advisory fees and other revenue is recognized when earned.

The Company believes that its performance obligation is the sale of securities to customers and as such this is fulfilled on the trade date.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Classification Topic 740-10, *Accounting for Income Taxes*. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company adopted Financial Accounting Standards Board Accounting Standards Codification Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company’s conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended March 31, 2021.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Valuation of Securities (Concluded)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company did not hold any securities as of March 31, 2021.

NOTE 2 - INCOME TAXES

As of March 31, 2021, the Company did not have any remaining net operating loss carryforward for income tax and financial reporting purposes. The Company subsequent to December 31, 2019 filed for S Corp election and changed its tax year-end to December 31 each year.

The Company would have a potential tax liability if the Company were to sell within 5 years of the date it has switched to an S-Corp. The Company would be taxed as if it had not made the S-Corp election until that 5-year waiting period is up.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2021, the Company had net capital and net capital requirements of $290,707, and $29,802 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.54 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTION

The Company adopted the new guidance for leases under FASB Accounting Standards Update 2016-02, Leases (Topic 842) prospectively effective April 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liability is shown as finance lease payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTION *(continued)*

lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may choose to utilize, simplifying the adoption process. Hey are the practical expedients, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option.

The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

For short-term leases, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company elected not to apply the recognition requirements to leases classified as short term.

The Company has an operating lease for office space.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a broker and deals primarily in stocks, bonds and mutual funds, which it buys and sells on behalf of its customers on a fully disclosed basis.

In the normal course of business, the Company's client activities ("Clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, due from clearing broker, deposit with clearing broker, commission receivable non broker, commissions payable, accounts payable and accrued expenses, are carried at amounts which approximate fair value due to their short maturities.

There has been a global outbreak of a coronavirus disease in 2019 (COVID-19), which the World Health Organization has declared a pandemic. The direct and indirect impacts that the COVID-19 pandemic and recent market volatility may have on the Company's financial statements are uncertain. The Company is unaware of any known material risk to the stability of its financial statements caused by these uncertainties and the effect they may have on customers and counterparties.

NOTE 6 - Loans and Notes Payable

On April 21, 2020 The company received a Paycheck Protection Loan in the amount of $63,628 from the Small Business Administration (SBA). Typical terms for SBA loans are interest to accrue at 1% and the Paycheck Protection Loan is due to be paid back in 24 months. On March 17, 2021, the Company received notice from SBA that the loan for $63,628 and accrued interest of $580 has been forgiven. The Company has recorded the amount of $64,208 as other income in the Statement of Operations for 2021.

NOTE 7 - Subsequent Events

The company has performed an evaluation of subsequent events through the date of the financial statements were issued. No such events were noted.